

Analyst Meetings

New York
April 19-20, 2006

www.sug.com



Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries' debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@sug.com



Management Team

Julie Edwards
Senior Vice President & CFO

Craig Strehl
President – SU Gas Services

Mitch Roper
Senior Vice President – SU Gas Services

Jack Walsh
Director of Investor Relations



SUG Highlights

- Equity listed on the New York Stock Exchange (NYSE:SUG)
- Equity market capitalization almost $2.8 billion
  - *Approximately $80 million in 1990*
- Enterprise value over $5.6 billion
  - *Approximately $219 million in 1990*
- Total assets over $5.8 billion
  - *Approximately $346 million in 1990*
- Annual cash dividend of $.40 per share
  - *Yield approximately 1.6%*
- Investment grade credit ratings – recently affirmed
  - BBB – Standard & Poor's
  - Baa3 – Moody's Investor Services
  - BBB – Fitch Ratings



Southern Union's Transformation



Southern Union Milestones

| Metro Mobile acquires Southern Union Gas | Acquisition of Pennsylvania operations | Sale of Texas operations | Acquisition of CrossCountry Energy | Announced sale of PA operations |

1990 **1994** **1995** **1996** **1997** **1998** **1999** **2000** **2001** **2002** **2003** **2004** **2005** **2006**

| Acquisition of Missouri operations | Acquisition of New England operations | Acquisition of Panhandle operations | Acquisition of Sid Richardson | Announced sale of RI operations |

Actively manage portfolio of assets to increase shareholder value

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SUG - A Growth Story

CAGR = 14.7%

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Value Creation Strategy

- Efficiently manage existing assets

- Use free cash flow to fund growth and optimize capitalization

- Continue to integrate business units

- Evaluate market opportunities
  - ▶ *Sid Richardson Energy Services*

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Southern Union Gas Services



The Sid Rich Acquisition

- On March 1, 2006, SUG closed the acquisition of Sid Richardson Energy Services Co. and related companies

- Purchase price of $1.6 billion

- SUG closed using interim financing, which will be replaced with proceeds from asset sales and appropriate permanent financing within the calendar year

- Sid Richardson renamed Southern Union Gas Services

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SU Gas Services Overview

- Leading provider of gas gathering and processing services in the SE New Mexico and West Texas areas of the Permian Basin

- High quality asset base anchored by fully integrated pipeline system

- Strategically located throughout 16 counties surrounding one of Texas' most prolific producing regions

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Overview (continued)

- Gas control group ensures optimal value is realized for residual gas and NGL production

- Attractive downstream markets include:

  - Residue gas: [1] California, Mid-con, Texas

  - NGLs: [2] Mont Belvieu

- Led by long-standing, experienced management team

_____

1. Major connections include ATMOS Pipeline, El Paso Natural Gas Co, Energy Transfer Fuel LP, Enterprise Texas Pipeline, Transwestern Pipeline.

2. Major connections include Chapparal, Louis Dreyfus, and Chevron pipelines.

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System Map and Asset Detail

SU Gas Services – Area of Operations



WEST EUNICE COMP. STA.
JAL PLANT
KEYSTONE PLANT
MI VIDA TREATER
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
GREY RANCH CO 2 TREATER
SID RICHARDSON
ENERGY SERVICES CO.

Pipelines	
Total Miles	4,750
Producer Delivery Points	1,754
Current Throughput	596 Bbtu/d [1]
Field Compression HP	104,840/54,250
Gas Processing Plants	
Active Plants [2]	4
Processing Capacity [3]	470/410 MMcfd
Processing Throughput	388 MMcf/d [1]
Field Compression HP	127,520/82,000
Treating Plants	
Active Plants	6
Treating Capacity	765/590 MMcfd
Treating Throughput	426 MMcf/d [1]
Compression HP [4]	7,200/2,200

1. As of March 1, 2006.
2. Each of the 4 active processing plants also contain treating plants.
3. Active plants are expandable to 485 MMcf/d.
4. Represents compression HP at the Grey Ranch and Mi Vida treating plants.

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Key Competitors

- Duke Energy Field Services

- Enterprise Field Services

- Regency Gas Services

- Dynegy Midstream Services

- Western Gas Resources

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Fully Integrated Midstream System

- Integrated system with a high pressure pipeline network allows flexibility to transfer volumes between plants
  - Creates the opportunity to fully realize capacities throughout the system regardless of where production activity occurs
  - By transferring the volumes to different plants there is the ability to take advantage of pricing point differentials throughout the system
  - Allows the blending of rich and lean gas from various parts of the system to effectively bypass processing
- This unique capability enables SUGS to realize arbitrages within its own system

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Long-Lived Reserves



Well Permits and Production
West Texas and SE New Mexico Operating Area(1)
MMcf/d
# of Permits
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1Q99
2Q00
3Q01
4Q02
1Q04
2Q05(2)
Gas Production
Permits

Source: HPDI U.S. Historical and PI/Dwights Plus.

(1) Represents well permits and production from the 16 counties in which Sid Richardson operates.

(2) 2Q projection is April and May normalized.

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Access to Attractive Downstream Markets



- We have access to California, Mid-continent and Texas markets. These multiple take away options take advantage of pricing point differentials and help to maximize price realizations

Major Pipeline Interconnects

Entity	Number	Current Status	Meter Capacity Mcf/D
ATMOS Pipeline - Texas (Lone Star)	3	Delivery	236,000
El Paso Natural Gas Co.	3	Delivery	330,000
El Paso Natural Gas Co.	1	Receipt	53,000
Energy Transfer Fuel LP (TUFCO)	2	Delivery	161,000
Enterprise Texas Pipeline (Gulfterra Texas)	1	Delivery	126,000
Enterprise Texas Pipeline (GTTX/Duke Grey Ranch)	1	Delivery	180,000
Kinder Morgan - Rancho (under construction)	1	Delivery	50,000
Northern Natural Gas Co.	2	Delivery	120,000
Northern Natural Gas Co.	1	Receipt	100,000
Oasis Pipeline, L.P.	5	Delivery	328,000
OneOk WesTex Transmission (Westar)	1	Delivery	53,000
OneOk WesTex Transmission (Red River)	1	Delivery	35,000
OneOk WesTex Transmission (Red River)	1	Receipt	35,000
Transwestern Pipeline Co.	1	Delivery	118,000
Total			1,925,000

Major Liquid Pipeline Interconnects

Entity	Facility
West Texas LPG Pipeline (Chevron)	Tippett
Chaparral (TEPPCO)	Jal, Keystone
Louis Dreyfus (former ExxonMobil Pipeline)	Coyanosa, Keystone
Huntsman - Odessa Chemical Plant via REM owned pipeline (idle)	Jal

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Strong Contract Mix

- SUGS' contract mix helps reduce fluctuations in cash flows associated with volatile commodity prices

- Focused contract mix with POP/Fee Based representing over 96% of contracts

  - Fee-based represents no commodity price exposure

  - Percent-of-proceeds results in long gas/long liquids position

  - Minimal exposure to keep-whole contracts (short gas/long liquids position)

2005 Total System Profile



Conditioning Fee, 14%

Wellhead Purchases, 4%

Fee Based, 37%

Percent of Proceeds, 45%

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Mitigated Contract Risk

- Percent of Proceeds Contracts
  - 45% by volume
  - 80 - 85% by margin
  - Spreads price risk to both producer and pipeline
  - Fixed recovery and fuel % in contract
  - Allows pipeline and producer to hedge its interests
  - Allows pipeline to benefit from operational flexibility
  - Creates pipeline option to optimize revenue when processing is economic
  - Contract contains recovery of treating, compression and gathering services

- Fee Based / Conditioning Fee Contracts
  - 55% by volume
  - 15 – 20% by margin
  - Contracts contain fixed fees for service
  - Depending on gas quality contracts may contain upside for processing and no downside risk below base fee
  - Creates exposure to diverse producer base with no downside commodity risk

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Diversified Producer Base

- Top 12 high-quality producers account for approximately 60% of volumes
- Stable, active and diversified producer base with no one customer accounting for as much as 10% of total volume
- Unsurpassed producer relationships
- Permian Basin still continuing to be developed as companies pursue new growth opportunities

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Risk Reduction Strategies

- Operating Risks reduced by…
  - Diversified inter-connected assets
  - Strong reliable operations
    - High run rate
    - Low FF&U (fuel, flared and unaccountable)
    - Low operating costs
- Financial risks reduced by…
  - Fixed recovery contract structure
  - Gas rejection
  - Blending

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Processing Risk Profile

Data from Nov/Dec 2005 Daily Processing Model

Gas price averaged for the period

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Hedging Strategy

- SUG has put options in place to limit downside and reduce exposure to commodity price risk

    - $11 floor for 2006 on 85% of volumes

    - $10 floor for 2007 on 50% of volumes

- We will continue to layer in price protection at appropriate inflection points

- We can hedge effectively on Waha natural gas due to fixed recovery contract structure; eliminates exposure to NGL's and to basis risk

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Stringent Cost Management

- System maintained with long-term focus
- Made substantial investments to upgrade and enhance its operating systems without increasing O&M expenses
- Company-owned modern compression throughout system
- Operational flexibility enables efficient use of excess processing/treating plant and pipeline capacity in response to market conditions
- Focus on minimizing FF&U

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Key Drivers to Profitability

1. **Control fuel, flared and unaccountable volumes**
   - Aggressively monitor systems for leaks
   - Reduce fuel by increasing efficiencies
   - Minimize gas releases at plant by recapture or redirection
   - Provides significant competitive advantage

2. **Wellhead gas volumes**
   - Not all volumes created equally
   - Maintain excellent producer relationships
   - Secure acreage dedications
   - Have pipeline connections ahead of well completion

3. **Contract structure**
   - POP structure - long gas & NGLs
   - Fee based – no commodity risk
   - Conditioning fee – processing upside, fee protection
   - Wellhead purchases – long NGLs, option to by-pass processing
   - Fixed fuel and recoveries – long gas & NGLs

4. **Plant NGL production**
   - Maximize volumes during high processing spreads
   - Reduce production when processing spreads dictate
   - Plants designed for appropriate gas quality

5. **Operational flexibility**
   - Ability to move volumes between plants and compressors
   - Maximize system utilization
   - Maximize revenue potential
   - Provide ability to hedge margins

6. **Price and price relationships**
   - Significant portion of margin tied to commodity prices
   - Ability to hedge equity portion using gas
   - Free option on equity gas to convert to NGLs when profitable

7. **Minimizing/eliminating risks**
   - Contract structures
   - Gas and NGL pricing strategy
   - Ability to reduce processing spread exposure at plants
   - Operational flexibility

8. **Controlling operating costs**
   - Operational flexibility
   - High pressure transfer capability
   - Upgrading efficiencies and use of technology

9. **Market optionality**
   - Multiple residue outlets at each plant
   - Multiple NGL options for transportation and fractionation

10. **Capacity and Growth**



Southern Union Today

Expansive Footprint



New England Gas Company
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
Southern Union Gas Services
Trunkline LNG
Sea Robin Pipeline
storage



Business Segments

- Transportation and Storage
  - Panhandle Energy
    - Panhandle Eastern Pipe Line
    - Trunkline Gas Company
    - Sea Robin Pipeline
    - Trunkline LNG
    - Southwest Gas Storage
  - CrossCountry Energy (50% equity interest)
    - Transwestern Pipeline (100%)
    - Florida Gas Transmission (50%)

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Business Segments

- Midstream
  - Southern Union Gas Services
- Distribution
  - Missouri Gas Energy
  - New England Gas Company (RI under contract for sale)
  - PG Energy (under contract for sale)

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Pipeline Assets

- **Panhandle Eastern Pipe Line (PEPL)**
  - 6,500 mile 4-line system
  - 2.8 Bcf/d capacity
- **Trunkline Gas (TGC)**
  - 3,500 mile 2-line system
  - 1.5 Bcf/d capacity
- **Sea Robin**
  - 450 mile offshore system
  - 1.0 Bcf/d capacity

- **Transwestern (TW)** 50%
  - 2,400 mile bi-directional flow system
  - 2.1 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
- **Florida Gas (FGT)** 25%
  - 5,000 mile system
  - 2.1 Bcf/d capacity

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Trunkline LNG Company



Above: Artist's rendering of expanded facility.

- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty—BG Group—until 2028
- 1.2 Bcf/d baseload sendout
- 9.0 Bcf storage
- Send out capacity to be expanded to 1.8 Bcf/d by mid 2006
- Ambient air vaporization and NGL extraction to be in service by 2008

Trunkline LNG is a Leading Player in LNG Sector

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Distribution Assets

Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri PSC

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania PUC
- Announced sale of PA assets to UGI for $580 million

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and SE Massachusetts
- Regulated by the RI PUC and the Massachusetts DT&E
- Announced sale of RI assets to National Grid for $575 million including assumed debt of $77 million

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Growth Projects



Projects in Process



Project Name	Capacity	Est. Cost ($MM)	Est. EBIT* ($MM)	In Service	SUG %	Comments
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$137	$28	April 4, 2006	100%	Complete
Trunkline LNG Phase II	600 MMcf/d	$82	$16	Mid 2006	100%	Under construction
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $100	$6 - $14	Mid 2007	25%	Filed with FERC
Trunkline LNG IEP	Vaporization & NGL extraction	$250	$35-$40	Mid 2008	100%	Filed with FERC

* Note: EBIT is equivalent to operating income under GAAP.

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Projects Under Negotiation

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT ($MM)	In Service
Trunkline North Texas	600 MMcf/d	$90 - $110	Under Negotiation	Late 2007
Phoenix Lateral	500 MMcf/d	$500 - $600	Under Negotiation	Early 2008

Note: All data shown above is subject to revision based upon final project specifications.

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Financial Information



EPS Growth Profile

Diluted EPS

	FY 2003	FY 2004	CY 2005	CY 2006E
	$0.66	$1.24	$1.58*	$1.70 - $1.90

* - 2005 Diluted EPS excludes a non-cash charge of $175 million related to the impairment of goodwill for the distribution properties expected to be sold in 2006. Reported EPS was $.03 per share.

Note: Prior period EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005. Previously issued 2006 GAAP guidance included contributions from SU Gas Services for ten months, closing of the LDC sales prior to the end of the third quarter, and excludes projected one-time charges related to the announced LDC sales.

Strong Cash Generator



Cash Flow From Operations
(Before Changes in Working Capital)



Note: Data shown represents fiscal year ended June 30, 2003 and calendar years ended December 31, 2004 and 2005.

Segment Operating Income



($000)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2002
2003
2004
2005
Distribution
Transportation

As we have changed our asset focus, we have demonstrated measured growth...

Note: Data shown represents fiscal years ended June 30, 2002 and 2003 and calendar years ended December 31, 2004 and 2005. 2005 data excludes a non-cash charge of $175 million related to the impairment of goodwill for the Company’s distribution businesses under contract to be sold in 2006. Reported operating income for the distribution segment was a loss of $42.5 million.



Respect for the Balance Sheet



...and improved our balance sheet.

We have accomplished this with a combination of prudent financing and strong internal equity formation.

Note: Debt/Cap ratio as of December 31 for periods shown; provides 100% equity credit for preferred stock and convertible equity units.



Questions

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